UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File Number 1-12981

Solidstate Controls, Inc.

Hourly Employees’ (CWA) Retirement Plan

(Full title of the plan)

AMETEK, Inc.

1100 Cassatt Road

Berwyn, Pennsylvania 19312-1177

(Name of issuer of the securities held pursuant to the plan

and the address of its principal executive office)

Solidstate Controls, Inc. Hourly Employees’ (CWA) Retirement Plan

Financial Statements and Supplemental Schedule

Years Ended December 31, 2019 and 2018

Solidstate Controls, Inc. Hourly Employees’ (CWA) Retirement Plan

Statements of Assets Available for Benefits

(Unaudited)

	December 31,
	2019	2018
Assets:
Investments, at fair value	$3,534,084	$3,491,192
Fully benefit-responsive investment contract, at contract value	758,540	—
Plan interest in the AMETEK, Inc. Master Trust, at fair value	1,426,367	1,014,677

Total investments	5,718,991	4,505,869

Receivables:
Employer contributions	162,015	197,471
Notes receivable from participants	364,643	350,889

Total receivables	526,658	548,360

Assets available for benefits	$6,245,649	$5,054,229

See accompanying notes.

Solidstate Controls, Inc. Hourly Employees’ (CWA) Retirement Plan

Statements of Changes in Assets Available for Benefits

(Unaudited)

	Year Ended December 31,
	2019	2018
Additions:
Contributions:
Employer	$162,015	$197,471
Participant	135,650	142,090

	297,665	339,561

Investment income (loss):
Net appreciation (depreciation) in fair value of investments	567,096	(263,885)
Interest and dividend income from investments	91,243	128,356
Increase (decrease) in Plan interest in the AMETEK, Inc. Master Trust	481,230	(57,222)

	1,139,569	(192,751)

Interest income on notes receivable from participants	20,351	13,943

Total additions	1,457,585	160,753

Deductions:
Benefits paid to participants	(266,165)	(201,131)

Net increase (decrease)	1,191,420	(40,378)

Assets available for benefits:
Beginning of year	5,054,229	5,094,607

End of year	$6,245,649	$5,054,229

See accompanying notes.

Solidstate Controls, Inc. Hourly Employees’ (CWA) Retirement Plan

Notes to Financial Statements

December 31, 2019

(Unaudited)

1.	Description of the Plan

General

The following description of the Solidstate Controls, Inc. Hourly Employees’ (CWA) Retirement Plan (the “Plan”) provides only summarized information. Participants should refer to the Plan document as amended and restated effective September 4, 2018 for a more complete description of the Plan’s provisions, copies of which may be obtained from AMETEK, Inc. (“AMETEK”, the “Company” or the “Plan Sponsor”).

The Plan is a tax-deferred 401(k) defined contribution savings plan which provides eligible employees (whose employment is governed by the terms of a collective bargaining agreement with the Communications Workers of America (CWA)) of Solidstate Controls, Inc., an opportunity to invest a portion of their compensation, as defined by the Plan, in one or a combination of investment programs.

Trustee and Recordkeeper

The Vanguard Fiduciary Trust Company was the Plan Trustee and a party-in-interest to the Plan through August 29, 2018. The Vanguard Group was the Plan’s administrative recordkeeper through August 29, 2018. On August 29, 2018, Voya Financial (“Trustee”) became the Plan Trustee, administrative recordkeeper and a party-in-interest to the Plan.

Participant Eligibility

A Solidstate Controls, Inc. CWA employee, who is not specifically an ineligible employee as defined by the Plan, shall become a participant in the Plan as of the first day of a fiscal quarter beginning after the completion of one year of service.

Contributions

Each year, participants have an opportunity to invest up to 16% (maximum 6% pre-tax and maximum 10% after-tax) of their annual compensation, as defined by the Plan, in multiples of one percent, except for certain highly compensated participants who may be subject to certain regulatory limitations. Participants age 50 and over have an opportunity to invest catch-up contributions up to Internal Revenue Service (“IRS”) annual limits. Participants may also contribute amounts representing rollovers from other qualified plans. Participants direct their elective contributions into various investment options offered by the Plan and can change their investment options on a daily basis. The Vanguard Target Retirement Date Trusts II are the qualified default investment alternatives until the participant changes their elections.

The Plan provides for AMETEK contributions equal to 50% of compensation contributed by each participant, up to a maximum percentage ranging from 1% to 6% of the participants’ compensation as determined by the terms of the collective bargaining agreement. Matching Company contributions are credited to participants’ accounts typically on an annual lump sum basis and are allocated in the same manner as that of their elections. However, the Company may make its matching contribution payment to the Plan at any time prior to the due date prescribed by law for filing the Company’s federal income tax return for that Plan year.

The Plan has a retirement feature for eligible participants, whereby the Company contributes to the Plan on behalf of such participants at the following rates:

•	$0.90 per hour worked from March 2, 2015 through March 1, 2016;

•	$0.925 per hour worked from March 2, 2016 through March 1, 2017;

•	$0.95 per hour worked from March 2, 2017 through March 1, 2018; and

•	$0.90 per hour worked from March 2, 2018 and thereafter.

Solidstate Controls, Inc. Hourly Employees’ (CWA) Retirement Plan

Notes to Financial Statements

December 31, 2019

(Unaudited)

1.	Description of the Plan (continued)

Participant contributions under the retirement feature of the Plan are not permitted. Investment programs and transfer and exchange privileges available under the retirement feature are the same as for the savings feature under the Plan.

Forfeited Company contributions, which are insignificant in amount, are used to reduce future employer retirement feature contributions or to pay Plan administrative expenses.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) Plan net earnings. Allocations are based on participant earnings and/or account balances, as defined. The benefit to which a participant is entitled is the balance in the participant’s vested account.

Vesting

Participants are fully vested at all times in participant contributions. Employer matching contributions and related earnings and employer retirement feature contributions and related earnings are fully vested after three years of service.

Participant Loans

Participants may borrow a minimum of $1,000 or up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Participants may have up to two loans outstanding at any time, although only one loan may be for a primary residence, the sum of which may not exceed the maximum allowable under the Plan. Loan origination fees are paid by participants and are included in the gross loan distribution amount. Repayment terms of the loans are generally limited to no longer than 60 months from inception or for a reasonable period of time in excess of 60 months for the purchase of a principal residence, as fixed by the Plan. The loans are secured by the balance in the participant’s account and bear interest at rates established by the Plan, which approximate rates charged by commercial lending institutions for comparable loans. Interest rates on loans outstanding at December 31, 2019 and 2018 ranged between 4.25% and 6.50%. Principal and interest are paid ratably through payroll deductions or in certain circumstances can be paid directly by participants.

Master Trust

The AMETEK Stock Fund of certain employee savings plans of AMETEK are combined under the AMETEK, Inc. Master Trust (“Master Trust”) agreement with the Trustee. Participating plans purchase units of participation in the AMETEK Stock Fund based on their contributions to such fund along with income that the fund may earn, less distributions made to the plans’ participants. The AMETEK Stock Fund consists primarily of AMETEK common stock and a small portion may also be invested in short-term securities to help accommodate daily transactions. The AMETEK Stock Fund is considered a level 1 investment within the fair value hierarchy.

The Plan limits the amount a participant can invest in the AMETEK Stock Fund to encourage diversification of participants’ accounts. Each payroll period, for other investment fund transfers and for other qualified plan rollover contributions, a participant can direct up to a maximum of 25% of their contributions in the AMETEK Stock Fund. The Plan has implemented a dividend pass through election for its participants.

Each participant is entitled to exercise voting rights attributable to the shares allocated to their account and is notified by the Company prior to the time that such rights may be exercised. The Trustee is not permitted to vote any allocated shares for which instructions have not been given by a participant. The Trustee votes any unallocated shares in the same proportion as those shares that were allocated, unless the Savings and Investment Committee directs the Trustee otherwise. Participants have the same voting rights in the event of a tender or exchange offer.

Solidstate Controls, Inc. Hourly Employees’ (CWA) Retirement Plan

Notes to Financial Statements

December 31, 2019

(Unaudited)

1.	Description of the Plan (continued)

As of December 31, the net assets of the Master Trust and the Plan’s interest in the Master Trust were as follows:

	2019		2018
	Master Trust Balances	Plan’s Interest in Master Trust Balances	Master Trust Balances	Plan’s Interest in Master Trust Balances
AMETEK Stock Fund	$118,749,086	$1,409,880	$85,351,576	$1,004,311
State Street Government Short Term Investment Fund	388,288	4,610	880,962	10,366
Cash	1,000,389	11,877	—	—

Total net assets	$120,137,763	$1,426,367	$86,232,538	$1,014,677

Changes in the net assets held by the Master Trust was as follows:

	Year Ended December 31,
	2019	2018
Net appreciation (depreciation) in fair value of investment	$39,354,773	$(5,654,653)
Interest and dividend income	682,263	708,318
Transfers in	8,774,730	5,576,021
Transfers out	(14,906,541)	(12,861,781)

Net increase (decrease) in net assets	33,905,225	(12,232,095)
Net assets at beginning of year	86,232,538	98,464,633

Net assets at end of year	$120,137,763	$86,232,538

Payment of Benefits

On termination of service, death, disability or retirement, a participant may receive a qualified joint and survivor annuity, a direct rollover or a lump-sum amount equal to his or her vested account. When a participant attains age 59 1⁄2 while still an employee, he or she can elect to withdraw a specified portion of his or her vested account balance without incurring an income tax penalty. Also, in certain cases of financial hardship, a participant may elect to withdraw up to a specified portion of his or her vested account balance, regardless of age. All plan withdrawals and distributions require spousal consent. Benefits are recorded when paid.

Administrative Expenses

Except for certain loan fees, the expenses of administering the Plan are payable from the Plan’s assets, unless the Company elects to pay such expenses. From inception of the Plan to August 29, 2018, the Company had elected to pay such expenses directly. Beginning August 29, 2018, the Company has elected to have certain expenses of administering the Plan paid from the Plan assets.

Plan Termination

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time subject to the provisions of ERISA and applicable labor agreements. In the event of Plan termination, each participant’s account would become fully vested and each participant will receive the value of his or her separate vested account.

Solidstate Controls, Inc. Hourly Employees’ (CWA) Retirement Plan

Notes to Financial Statements

December 31, 2019

(Unaudited)

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are unaudited because the number of participants in the Plan is fewer than the number of participants which would require audited financial statements under ERISA. The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (“GAAP”).

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires Plan management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes, and supplemental schedule. Actual results could differ from those estimates and assumptions.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are paid from participants’ accounts. No allowance for credit losses has been recorded as of December 31, 2019 or 2018. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced, and a benefit payment is recorded.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market fluctuation and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of assets available for benefits.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value, except for the fully benefit-responsive investment contract, which is stated at contract value. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. See Note 4 for further discussion and disclosures related to fair value measurements.

Investments in shares of registered investment companies are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year end. Money market and short-term investments are carried at the fair value established by the issuer and/or the trustee. Investments in common/collective trusts are valued based on the net asset value of participation units held by the Plan at year end. There are no redemption restrictions on these investments. Investments in pooled separate accounts are valued based on the net asset value of participation units held by the Plan at year end. The AMETEK common stock is valued at the closing price reported in an active market.

Purchases and sales of investments are reflected on trade dates. Realized gains and losses on sales of investments are based on the average cost of such investments. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned. Plan investments do not have significant costs to sell.

Solidstate Controls, Inc. Hourly Employees’ (CWA) Retirement Plan

Notes to Financial Statements

December 31, 2019

(Unaudited)

3.	Fully Benefit-Responsive Investment Contract

The Plan invests in a fully benefit-responsive synthetic guaranteed investment contract through a separate account, the Voya Stabilizer Fund (Separate Account for Ametek No. 920) (“Voya Separate Account”), established by Voya Retirement Insurance and Annuity Company (“VRIAC”). The Voya Stabilizer Fund is a participating separate account contract that combines an underlying fixed income investment strategy with a group annuity insurance contract (“wrap contract”). The wrap contract provides a guarantee of principal and accumulated interest and obligates VRIAC to maintain the “contract value” of the underlying investment. The contract value is generally equal to the principal amounts invested in the underlying investments, plus interest accrued at a crediting rate established under the contract, less any adjustments for withdrawals (as specified in the wrap agreement). Under the terms of the wrap contract, the realized and unrealized gains and losses of the underlying investments are, in effect, amortized over the duration of the underlying investments through adjustments to the future contract interest crediting rate. The wrap contract provides that the adjustments to the interest crediting rate will not result in a future interest crediting rate that is less than zero. In general, if the contract value exceeds the fair value of the underlying investments (including accrued interest), VRIAC becomes obligated to pay that difference to the Voya Separate Account in the event that redemptions result in a total contract liquidation. In the event that there are partial redemptions that would otherwise cause the contract’s crediting rate to fall below zero, VRIAC is obligated to contribute to the Voya Separate Account an amount necessary to maintain the contract’s crediting rate of at least zero percent.

The interest crediting rate is typically reset on a quarterly basis. Over time, the crediting rate formula amortizes the Voya Separate Account’s realized and unrealized fair value gains and losses over the duration of the underlying investments. Because changes in market interest rates affect the yield to maturity and the fair value of the underlying investments, they can have a material impact on the contract’s interest crediting rate. In addition, Participant withdrawals and transfers from the Voya Separate Account are paid at contract value but funded through the liquidation of the underlying investments at fair value, which also impacts the interest crediting rate.

In certain circumstances, the amount withdrawn from the contract would be payable at fair value rather than at contract value. These events include termination of the Plan, a material adverse change to the provisions of the Plan, the employer elects to withdraw from a contract in order to switch to a different investment provider, or the terms of a successor plan (in the event of the spin-off or sale of a division) do not meet VRIAC’s underwriting criteria for issuance of a clone wrap contract. The Company believes that the events described above that could result in the payment of benefits at fair value rather than contract value are not probable of occurring in the foreseeable future.

Examples of events that would permit VRIAC to terminate the wrap contract upon short notice include the Plan’s loss of its qualified status, un-cured material breaches of responsibilities, or material and adverse changes to the provisions of the Plan. If one of these events was to occur, VRIAC could terminate the wrap contract at the fair value of the underlying investments.

4.	Fair Value Measurements

The Plan utilizes a valuation hierarchy for disclosure of the inputs to the valuations used to measure fair value. This hierarchy prioritizes the inputs into three broad levels as follows. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices for similar assets and liabilities in active markets or inputs that are observable for the asset or liability, either directly or indirectly through market corroboration, for substantially the full term of the financial instrument. Level 3 inputs are unobservable inputs based on the Plan’s own assumptions used to measure assets and liabilities at fair value. A financial asset or liability’s classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement.

Solidstate Controls, Inc. Hourly Employees’ (CWA) Retirement Plan

Notes to Financial Statements

December 31, 2019

(Unaudited)

The following tables sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value:

	December 31, 2019
	Total	Level 1	Level 2	Level 3
Registered investment companies	$2,297,901	$2,297,901	$—	$—
Common/Collective Trusts	1,236,183	1,236,183	—	—

Investments, at Fair Value	$3,534,084	$3,534,084	$—	$—

	December 31, 2018
	Total	Level 1	Level 2	Level 3
Registered investment companies	$1,972,812	$1,972,812	$—	$—

Common/collective trusts measured at net asset value: (a)
Voya Government Securities Fund (Separate Accounting No. 390)	14,030
Vanguard Retirement Savings Trust IV	605,831
Vanguard Target Retirement Date Trusts II	898,519

Investments, at Fair Value	$3,491,192

(a)

In accordance with Subtopic 820-10, the pooled separate account and common collective trusts are measured at net asset value per share and have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the accompanying statements of net assets available for benefits.

5.	Income Tax Status

The Plan has received a determination letter from the IRS dated January 11, 2016, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Sponsor believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore believes the Plan is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. Plan management has analyzed the tax positions taken by the Plan and has concluded that there are no uncertain positions taken or expected to be taken. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Solidstate Controls, Inc. Hourly Employees’ (CWA) Retirement Plan

Notes to Financial Statements

December 31, 2019

(Unaudited)

6.	Differences Between Financial Statements and Form 5500

The following is a reconciliation of assets available for benefits per the financial statements to the Plan’s Form 5500:

	December 31,
	2019	2018
Assets available for benefits per the financial statements	$6,245,649	$5,054,229
Deemed distributions outstanding related to the prior year	(23,499)	(23,499)

Assets available for benefits per Form 5500	$6,222,150	$5,030,730

The following is a reconciliation of additions per the financial statements to total income per the Plan’s Form 5500 for the year ended December 31, 2019:

Additions per the financial statements	$1,457,585
Add: Deemed distributions at December 31, 2019	119

Total additions per Form 5500	$1,457,704

The following is a reconciliation of deductions per the financial statements to total expenses per the Plan’s Form 5500 for the year ended December 31, 2019:

Deductions per the financial statements	$(266,165)
Add: Deemed distributions at December 31, 2019	(119)

Total expenses per Form 5500	$(266,284)

7.	Recent Accounting Pronouncements

In February 2017, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2017-06, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): Employee Benefit Plan Master Trust Reporting (“ASU 2017-06”). ASU 2017-06 requires a plan’s interest in a master trust and change in the value of that interest to be presented in separate line items in the statement of assets available for benefits and in the statement of changes in assets available for benefits. The new guidance removes the requirement to disclose the percentage interest in the master trust for those plans with divided interests and instead requires disclosure of the dollar amount of interest in each investment type. The Plan adopted ASU 2017-06 retrospectively effective January 1, 2019 and the adoption did not have a significant impact on the Plan’s financial statements. See Note 1.

In July 2018, the FASB issued ASU No. 2018-09, Codification Improvements. ASU 2018-09 removes the stable value common collective trust fund from the illustrative example in paragraph 962-325-55-17 to avoid the interpretation that such an investment would never have a readily determinable fair value and, therefore, would always use the net asset value per share practical expedient. Rather, a plan should evaluate whether a readily determinable fair value exists to determine whether those investments may qualify for the practical expedient to measure at net asset value in accordance with Topic 820. The adoption of this updated guidance categorized the Plan’s common collective trust funds as Level 1 assets in the Plan’s 2019 fair value hierarchy as these investments were previously excluded from such disclosure because they used the net asset value per share practical expedient. The Plan adopted ASU 2018-09 prospectively effective January 1, 2019 and the adoption did not have a significant impact on the financial statements, except in the disclosures. See Note 4.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement. ASU 2018-13 modifies certain disclosure

Solidstate Controls, Inc. Hourly Employees’ (CWA) Retirement Plan

Notes to Financial Statements

December 31, 2019

(Unaudited)

requirements on fair value measurements in Topic 820. The guidance is effective for fiscal years beginning after December 15, 2019. The guidance is to be applied prospectively, depending on the different provisions. The Plan is currently evaluating the impact of adopting ASU 2018-13 on the Plan’s financial statements.

8.	Subsequent Events

The Plan has evaluated, for consideration of recognition or disclosure, subsequent events that have occurred through the date of issuance and has determined that, except for the matters noted below, no significant events occurred after December 31, 2019, but prior to the issuance of these financial statements, that would have a material impact on its financial statements.

The novel coronavirus (or COVID-19) pandemic has affected, and may continue to affect, economic activity globally, nationally, and locally. Following the COVID-19 pandemic, the values of investment securities have been subject to significant volatility. Economic and market conditions and other effects of the COVID-19 pandemic may continue to affect the Plan. The extent of the impact of the COVID-19 pandemic on the Plan’s investments cannot be estimated at this time.

On March 27, 2020, Congress passed the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”). In April 2020, the Plan was operationally amended to implement certain changes provided for under the CARES Act including allowing certain eligible individuals to a) receive coronavirus-related distributions; b) temporarily take out notes of a maximum of $100,000; c) delay certain participant note repayments for up to one year; and d) temporarily suspend required minimum distributions.

Written amendments to the Plan to incorporate these operational changes will be adopted at a later date in accordance with applicable law and IRS guidance.

Solidstate Controls, Inc. Hourly Employees’ (CWA) Retirement Plan

EIN 14–1682544 Plan #050

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2019

(Unaudited)

Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	Current Value
* Voya Stabilizer Fund (Separate Account for Ametek No. 920)	Separate Account	$771,918
* Voya Retirement Insurance Annuity Company Wrap Contract #60498	Interest rate of 2.87% at December 31, 2019	(13,378)
Vanguard Target Retirement Income Trust II	Common/Collective Trust	78,491
Vanguard Target Retirement 2020 Trust II	Common/Collective Trust	228,016
Vanguard Target Retirement 2025 Trust II	Common/Collective Trust	457,265
Vanguard Target Retirement 2030 Trust II	Common/Collective Trust	18,226
Vanguard Target Retirement 2035 Trust II	Common/Collective Trust	90,614
Vanguard Target Retirement 2040 Trust II	Common/Collective Trust	68,641
Vanguard Target Retirement 2045 Trust II	Common/Collective Trust	70,973
Vanguard Target Retirement 2050 Trust II	Common/Collective Trust	28,556
Vanguard Target Retirement 2055 Trust II	Common/Collective Trust	99,908
Vanguard Target Retirement 2060 Trust II	Common/Collective Trust	18,086
Vanguard Target Retirement 2065 Trust II	Common/Collective Trust	10,508
Wells Fargo Discovery Fund CIT E2 Fund	Common/Collective Trust	66,899
Vanguard Institutional Index Fund Institutional Plus	Registered Investment Company	561,984
Vanguard Emerging Markets Stock Index Fund	Registered Investment Company	5,766
Vanguard Prime Money Market Fund	Registered Investment Company	42,092
Vanguard PRIMECAP Fund	Registered Investment Company	253,120
Vanguard Small-Cap Index Fund	Registered Investment Company	138,759
Vanguard Total Bond Market Index Fund	Registered Investment Company	458,251
Vanguard Wellington Fund Admiral Shares	Registered Investment Company	516,926
Vanguard Windsor II Fund	Registered Investment Company	157,665
American Funds EuroPacific Growth Fund	Registered Investment Company	107,928
BlackRock Inflation Protected Bond Fund	Registered Investment Company	45,829
Vanguard Developed Markets Index Fund	Registered Investment Company	9,581

	Total investments	4,292,624

* Notes Receivable from Participants	Interest rates – 4.25% - 6.50%	364,643

		$4,657,267

*	Indicates party–in–interest to the Plan.

Historical cost column is not included as all investments are participant–directed.

Signatures

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Members of the Savings and Investment Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Solidstate Controls, Inc.
Hourly Employees’ (CWA) Retirement Plan
(Name of Plan)

Date: June 25, 2020	By:	/s/ Thomas M. Montgomery
Thomas M. Montgomery
Member, Savings and Investment Committee